UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Changes of Directors, Corporate Auditors and Executive Officers

TOKYO, May 25, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) announced today the following planned changes of directors, corporate auditors and executive officers.

1. Change of representative director

(1) Candidate of director (as of June 29, 2005)

Name	New Position	Current Position
Yoshihiro Watanabe	Senior Managing Director (Representative director) Chief Risk Management Officer	Senior Managing Director Bank of Tokyo-Mitsubishi

(2) Retiring director (as of June 29, 2005)

Name	New Position	Current Position
Asataro Miyake	Retiring	Senior Managing Director (Representative director) Chief Risk Management Officer

2. Changes of director and corporate auditor

(1) Candidate of director (as of June 29, 2005)

Name	New Position	Current Position
Nobuyuki Hirano	Director	Executive Officer Co-General Manager, Corporate Policy Division

(2) Candidate of corporate auditor (as of June 29, 2005)

Name	New Position	Current Position
Tsutomu Takasuka	Corporate Auditor*	Corporate Auditor (Full-Time) Bank of Tokyo-Mitsubishi

*	Outside auditor in compliance with the requirements of Article 18, Paragraph 1 of the Audit Special Exceptions Law of Japan.

(3) Retiring director (as of June 29, 2005)

Name	New Position	Current Position
Tetsuo Iwata	Managing Director (Non-Board Member Director) Group Head, Corporate Banking Group, Bank of Tokyo-Mitsubishi	Director

(4) Retiring corporate auditors (as of June 29, 2005)

Name	New Position	Current Position
Yosuke Serizawa	Retiring	Corporate Auditor (Full-Time)

Mitsuo Minami	Retiring	Corporate Auditor

3. Changes of managing officers

(1) Appointment of managing officers (as of May 25, 2005)

Name	New Position	Current Position
Norimichi Kanari	Managing Officer Deputy Group Head, Integrated Corporate Banking Business Group	Deputy President Chief Executive, Global Corporate Banking Business Unit, Bank of Tokyo-Mitsubishi

Akira Naito	Managing Officer Deputy Group Head, Integrated Trust Assets Business Group

Managing Director

(Non-Board Member Director)

Chief Executive,

Investment Banking & Asset

Management Business Unit

Group Head,

Structured Finance Group,

Derivative & Structured

Products Group,

and Syndicated Finance Group

General Manager,

Asset Management Business

Division and Syndicated Finance

Division,

Bank of Tokyo-Mitsubishi

(2) Promotion (as of June 1, 2005)

Name	New Position	Current Position
Hajime Mita	Managing Officer Deputy Group Head, Integrated Retail Banking Business Group	Executive Officer General Manager, Retail Business Development Division Deputy General Manager, Comprehensive Card Division, Integrated Retail Banking Business Group

(3) Change in responsibility (as of June 1, 2005)

Name	New Position	Current Position
Noriaki Hanamizu	Managing Officer Deputy Group Head, Integrated Corporate Banking Business Group	Managing Officer Deputy Group Head, Integrated Retail Banking Business Group

(4) Retiring (as of May 25, 2005)

Name	New Position	Current Position
Yoshihiro Watanabe	Senior Managing Director Bank of Tokyo-Mitsubishi	Managing Officer Deputy Group Head, Integrated Corporate Banking Business Group

Fumiyuki Akikusa	Managing Director Bank of Tokyo-Mitsubishi	Managing Officer Deputy Group Head, Integrated Trust Assets Business Group

(as of June 1, 2005)

Name	New Position	Current Position
Shinichi Ono	Director The Mitsubishi Trust and Banking Corporation	Managing Officer Deputy Group Head, Integrated Corporate Banking Business Group

4. Changes of executive officers

(1) Appointment of executive officers (as of May 25, 2005)

Name	New Position	Current Position
Yukiharu Kiho	Executive Officer General Manager, Corporate Business Development Division No.1, Integrated Corporate Banking Business Group	Non-Board Member Director General Manager, Corporate Business Development Division No.1, Bank of Tokyo-Mitsubishi

(as of June 1, 2005)

Name	New Position	Current Position
Yasuhiro Ito	Executive Officer General Manager, Retail Business Development Division Deputy General Manager, Comprehensive Card Division, Integrated Retail Banking Business Group	Non-Board Member Director General Manager of Sapporo Branch, The Mitsubishi Trust and Banking Corporation

(as of June 29, 2005)

Name	New Position	Current Position
Kaoru Wachi	Executive Officer General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group	General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group

Yoshiaki Masuda	Executive Officer Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group

Takashi Oyamada	Executive Officer Co-General Manager, Corporate Policy Division	Co-General Manager, Corporate Policy Division

Kanetsugu Mike	Executive Officer Co-General Manager, Corporate Policy Division	Co-General Manager, Corporate Policy Division

Akira Kamiya	Executive Officer Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group	Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group

Takashi Morisaki	Executive Officer Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group	Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group

(2) Change in responsibility (May 25, 2005)

Name	New Position	Current Position
Norio Kuroiwa	Executive Officer General Manager, Corporate Risk Management Division	Executive Officer Co-General Manager, Corporate Risk Management Division

(as of June 1, 2005)

Name	New Position	Current Position
Toshiaki Kajiura	Executive Officer General Manager, Trust Business Planning Division Co- General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group	Executive Officer Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group

(3) Retiring (as of May 25, 2005)

Name	New Position	Current Position
Kazuhiko Hasegawa	Non-Board Member Director Senior Superintendent, Bank of Tokyo-Mitsubishi	Executive Officer Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group

Masaaki Tanaka	Non-Board Member Director General Manager, Corporate Banking Division No.3, Corporate Banking Group, Bank of Tokyo-Mitsubishi	Executive Officer General Manager, Corporate Business Development Division No.1, Integrated Corporate Banking Business Group

(as of June 1, 2005)

Name	New Position	Current Position
Yukio Muro	Non-Board Member Director The Mitsubishi Trust and Banking Corporation	Executive Officer General Manager, Trust Business Planning Division Co-General Manager, Corporate Business Planning Division

*        *        *

For further information, please contact:

Tetsuhiro Mori, Chief Manager,

Corporate Communications Office, MTFG

Tel.: 81-3-3240-8136